
June 1, 2022

Chaya Hendrick
Chief Executive Officer
SmartMetric, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89169

> **Re: SmartMetric, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2022**
> **File No. 333-265152**

Dear Ms. Hendrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing